Filed Pursuant to Rules 424(b)(3) and 424(c)

Registration No. 333-117016

Prospectus Supplement No. 2 dated January 11, 2005

(to Prospectus dated December 14, 2004)

ON Semiconductor Corporation

$260,000,000

Zero Coupon Convertible Senior Subordinated Notes due 2024,

the Related Note Guarantees, and

The Common Stock Issuable Upon Conversion of the Notes

Our prospectus dated December 14, 2004 relating to the offer for resale by certain of our securityholders of up to $260,000,000 aggregate principal amount of Zero Coupon Convertible Senior Subordinated Notes due 2024 of ON Semiconductor Corporation, the related note guarantees and the shares of our common stock issuable upon conversion of the notes, is hereby supplemented to include the following information in the “Selling Securityholders” section on pages 55-57 of the prospectus.

SELLING SECURITYHOLDERS

The following represents an additional selling securityholder for the table appearing in the “Selling Securityholders” section of the prospectus.

Name	Aggregate Principal Amount of Notes That Are Owned and May Be Sold (3)	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (2)
KBC Financial Products Cayman Islands	$11,500,000	4.42%	1,171,676	*

*	Less than one percent (1%).

(1)	Assumes conversion of all of the holder’s notes at a conversion price of 101.8849 shares of common stock per $1000 principal amount of notes. This conversion rate is subject to adjustment, however, as described under “Description of Notes—Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 254,506,315 shares of common stock outstanding as of November 29, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes, but we did not assume the conversion of any other holder’s notes.
(3)	Although the total holding of the selling shareholders listed in the registration statement exceeds $260,000,000 (aggregate principal amount of notes outstanding), the aggregate principal amount of notes outstanding has not been and will not be increased. The number of shares of shares of common stock that may be sold upon conversion of the notes will not be more than 26,490,074 (9.43% of our total shares outstanding as of November 29, 2004) unless the conversion rate is adjusted in accordance with the terms of the notes. See “Description of Notes—Conversion Rate Adjustments”. We believe that the excess described above reflects the fact that certain Selling Securityholders have transferred unregistered notes without notifying us.